DILWORTH PAXSON LLP

direct dial number:	Kathleen L. Cerveny
(202) 466-9151	KCERVENY@DILWORTHLAW.COM
May ___, 2006
MAY 15, 2006
R E V I S E D   D R A F T
VIA FACSIMILE
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Community Bankers Acquisition Corp.
Registration Statement on Form S-1
Amendment No. 7 Filed on May 2, 2006
File No. 333-124240
Ladies and Gentlemen:
     On behalf of Community Bankers Acquisition Corp., a Delaware corporation (the “Company” or “Community Bankers”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 8 to the Registration Statement on Form S-1 (“Amendment No. 8”), including exhibits.
     The Amendment No. 8 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Gary A. Simanson, dated May 1, 2006. For your convenience, we have repeated each comment prior to the response. We have further revised the proposed disclosure to reflect our further discussions of the comments on May 12. All references to headings and to page numbers in our responses below are to the pages in Amendment No. 8.
General
1.	We note the statement on page 36 and in the risk factor on page 11 that “it is our intention to make liquidating distributions to our stockholders as soon as reasonably possible after distribution and, therefore, we do not intend to comply with those procedures [Section 280 of the Delaware General Corporation Law].” We note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation “(i) shall pay or make reasonable provision to pay all claims and obligations ... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation..., are likely to arise or to become known to the corporation...within 10 years after the date of dissolution.” Please provide us with a legal analysis as to how the company will comply with Section 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders’ rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.

After further discussion with the staff and consideration of the provisions and effect of Section 281(b), we have revised the disclosure on page 36 and the risk factor on page 11 to further describe the Delaware dissolution process, procedures and timing as requested. The revised risk factors read as follows:
     “Unless we obtain approval of our dissolution from both a majority of our directors and stockholders in accordance with Delaware law, we will not be able to dissolve and liquidate and distribute funds from our trust account to holders of our common stock sold in this offering.
     “If we do not complete a business combination within 18 months after the consummation of this offering (or within 24 months after the consummation of this offering if a letter of intent, agreement in principle or definitive agreement is executed within 18 months after the consummation of this offering and the business combination relating thereto is not consummated within such 24-month period), our board of directors will be required within 15 days to commence the process of dissolving the corporation pursuant to Section 275 of the Delaware General Corporation Law. This process includes obtaining approval of the dissolution by both a majority of the board of directors and a majority of our stockholders. We cannot assure you that that our board and stockholders will approve our dissolution or such approval will occur in a timely manner. If we are not able to obtain approval from both a majority of our board and a majority of our stockholders, we will not dissolve and liquidate and distribute funds from our trust account to holders of our common stock sold in this offering.”
     “Upon distribution of the trust fund, our stockholders may be held liable for claims of third parties against us to the extent of distributions received by them.
     “Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If a corporation complies with certain statutory procedures set forth in Section 280 of the Delaware General Corporation Law intended to ensure that the corporation makes reasonable provision for all claims against it, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. The procedures in Section 280 include a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions may be made to stockholders. However, it is our intention to make liquidating distributions to our stockholders as soon as reasonably practicable following our dissolution in accordance with Section 281(b) of the Delaware statute. Therefore, our stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any liability of our stockholders may extend beyond the third anniversary of such dissolution. For further information on the statutory dissolution procedures, see “Proposed Business—Effecting a Business Combination—Liquidation if no business combination.”
We have rewritten and expanded the disclosure to make it clear that the corporation will follow the Delaware statutory procedure for dissolution prior to making distributions from the trust account; hence, we believe the staff’s most recently-expressed concerns relating to a possible “substantive dissolution” upon distribution of the trust fund and insolvency issues are inapplicable to the Company’s contemplated mechanism for distributions to investors following its dissolutions. The proposed disclosure on page 36 of the prospectus is as follows:
     “Liquidation if no business combination
     “If we do not complete a business combination within 18 months after the consummation of this offering, or within 24 months after the consummation of this offering if the extension criteria described below have been satisfied, and if a majority of our board of directors deem it advisable in their judgment that the corporation should be dissolved and liquidated, our board will provide notice to stockholders of a special meeting, together with a proxy statement prepared in accordance with federal securities laws, requesting stockholder approval of the dissolution of the company, distribution of the proceeds of the trust account to holders of common stock sold in this offering and liquidation of the company. Our initial stockholders have agreed to vote the shares of common stock owned by them immediately prior to this offering in favor of such dissolution and liquidation. In the event a majority of our stockholders approve the dissolution and liquidation, our officers will promptly thereafter file a certificate of dissolution with the Delaware Secretary of State and the corporation will thereupon be dissolved in accordance with Section 278 of the Delaware General Corporation Law but if such approvals are not obtained, the corporation will not be dissolved and liquidated and we will not be able to distribute the funds held in the trust account. In the event of our dissolution, pursuant to Section 275 of the Delaware General Corporation Law, the corporation’s existence will continue for at least three years for the purpose solely of winding up, including discharging liabilities and distributing any remaining assets.
     “We anticipate that the liquidation will occur pursuant to Section 281(b) of the Delaware General Corporation Law and, in this event, our board of directors will be required under Section 281(b) to adopt, within such three year period, a plan of distribution pursuant to which the corporation shall pay or make reasonable provision to pay all existing claims and obligations of the corporation, all contingent, conditional or unmatured contractual claims, claims subject of a pending suit, and claims that are likely to arise or become known within 10 years after our dissolution. Our plan of distribution will provide that we will first pay or reserve for such claims from our funds not held in trust and, to the extent not sufficient, from the funds held in trust. Our board of directors intends to adopt a plan of distribution and to distribute the funds held in trust and any remaining assets of the company to holders of our common stock sold in this offering as promptly as practicable following the dissolution of the Company. Until adoption of our plan of distribution and distribution of the funds held in trust, which we anticipate will be accomplished within six months following board approval of our dissolution, the funds will remain in trust and held by the trustee in permitted investments.
     “All of our holders of common stock sold in this offering will be entitled to receive distributions pursuant to our plan of distribution, in proportion to their respective equity interests, in an amount equal to the $7.52 per share initially deposited in the trust fund, plus one-half the interest earned on the trust account (net of taxes payable on income from the funds in the trust account), plus any of our net assets remaining after payment of known claims and obligations, less amounts reserved by us to pay any other claims in accordance with our plan of distribution. To the extent that funds reserved to pay claims are not subsequently used for such purpose, the funds will be available for distribution to our holders of common stock sold in this offering or for ongoing corporate expenses including costs of our liquidation during our remaining existence. Our initial stockholders have waived their rights to participate in any distribution with respect to shares of common stock owned by them immediately prior to this offering. In addition, the representatives of the underwriters have agreed to forfeit any rights to or claims against the portion of the trust fund attributable to the contingent underwriting discount in the event we do not timely complete a business combination and dissolve and distribute the funds held in the trust account upon liquidation of the company. There will be no distribution from the trust fund with respect to our warrants, which will expire worthless in the event of our liquidation.
     “Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If a corporation following its dissolution complies with the statutory procedures set forth in Section 280 of the Delaware General Corporation Law, intended to ensure that the corporation makes reasonable provision for all claims against it, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. The procedures in Section 280 include a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions may be made to stockholders. However, it is our intention to make liquidating distributions to our stockholders as soon as reasonably practicable following our dissolution in accordance with Section 281(b) of the Delaware statute. Therefore, our stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any liability of our stockholders may extend beyond the third anniversary of such dissolution.
     “The proceeds deposited in the trust fund could, however, become subject to the claims of our creditors and we could be required to pay our creditors prior to making any distributions to the holders of common stock sold in this offering. Although we will seek to have all vendors, service providers and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of the company and the holders of common stock sold in this offering, there is no guarantee that we will be able to obtain such agreements or that even if such agreements are executed, that such agreements would prevent claims against the trust fund. Our primary consideration in determining whether to enter into an agreement with persons who refuse to execute such a waiver will be whether there is a suitable alternative provider, the expected aggregate contract amount and our assessment of the potential risk to the trust fund. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors or service providers (such as accountants, lawyers, investment bankers, etc.) or potential target businesses. As described above, we will endeavor to have all vendors, service providers and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. In addition, Mr. Simanson, our president, and Mr. Zalman, a stockholder, have agreed to be personally liable to ensure that the proceeds in the trust fund are not reduced by the claims of any vendor or service provider that is owed money by us for products sold or services rendered to us if we are unable to complete a business combination and are required to liquidate the company. As a result, management believes the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the trust is remote. However, we cannot assure you that Messrs. Simanson and Zalman will be able to satisfy those obligations. Accordingly, we cannot assure you that the actual per share liquidation price will not be less than $7.52 per share due to claims of creditors.”
The Company’s risk factors discuss the risk to the investors that the proceeds held in trust could be subject to claims which could take priority over the claims of our public stockholders and the per-share liquidation price could be less than $7.52 due to claims of such creditors. The corporation will have no operations until consummation of a business combination and Community Bankers Acquisition LLC will be responsible for providing administrative services and the executive offices of the Company. In addition, the Company will seek to limit its exposure to claims of vendors and service providers as well as prospective target businesses by seeking to obtain waiver letters. Therefore, the Company does not believe that a bankruptcy filing is likely and certainly is less likely than the risk of bankruptcy of any other company seeking to conduct an initial public offering. Further the Company believes that suck risk is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses and hence too broad and generic for inclusion in the prospectus.

2.	We note the disclosure in exhibit 10.1 and the risk factor on page 10 that Messrs. Simanson and Mr. David Zalman will be personally liable under “certain circumstances” to ensure that the proceeds in the trust fund are not reduced by the claims of various vendors or service providers that are owed money by the company for services rendered or products sold to the company, provided, however, such personal liability shall not apply to the payment of debts and obligations to a prospective target business if a business combination is not consummated with such prospective target business, or for claims from any other entity other than. vendors. In the prospectus, please describe the “certain circumstances.” Also include, in the prospectus, a discussion of the possible third party claims, e.g., describe the vendors and service providers that could bring claims along with the types of claims and describe which types of claims Messrs. Simanson and Zalman would be personally liable. In addition, please describe the claims that could be brought by a prospective target business in the event a business combination is not consummated. It maybe helpful to revise your risk factors to clearly describe the potential risk that a portion of the funds held in trust could be subject to third party claims.

We have revised the disclosure in exhibit 10.1 and the risk factor on page 10 to clarify that the only claims as to which Messrs. Simanson and Zalman will be personally liable are for those claims by any vendor or service provider that is owed money by the corporation for services rendered or products sold to the corporation. The revised language in Exhibit 10.1 is as follows:
“4. In the event that the Company is unable to complete a Business Combination and is forced to liquidate, the undersigned agrees to be personally liable to ensure that the proceeds in the trust fund are not reduced by claims of any vendor or service provider that is owed money by the Company for services rendered or products sold to the Company.”
The revised risk factor language is as follows:
     “The proceeds held in trust available for distribution could be less than $7.52 to the extent that we are required to pay, or reserve funds from the trust account to pay, claims of third parties.

     “Our placing of funds in trust may not protect those funds from third party claims against us. Upon our dissolution, we will be required, pursuant to Delaware General Corporate Law Sections 280 and 281, to pay or make reasonable provision to pay all claims and obligations of the corporation, including contingent or conditional claims, which we intend to do first from our funds not held in trust and, to the extent not sufficient, from the funds held in trust. We will seek to have each vendor and service provider we engage and any prospective target business execute an agreement with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. There is no guarantee, however, that we will be able to obtain such agreements or that even if such agreements are executed, that such agreements would prevent claims against the trust fund. Nor is there any guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. If we are unable to complete a business combination and dissolve and liquidate the company, Mr. Simanson, our president, and Mr. Zalman, a stockholder, will only be personally liable to ensure that the proceeds in the trust fund are not reduced by the claims of any vendor or service provider that is owed money by us for products sold or services rendered to us. However, we cannot assure you that Messrs. Simanson and Zalman will be able to satisfy those obligations. Accordingly, the proceeds held in trust could be reduced to the extent we pay or make reasonable provision to pay known or unknown claims as required by Delaware law. In addition, creditors may seek to interfere with the distribution process under state or federal creditor and bankruptcy laws. Accordingly, we cannot assure you that the actual per share distribution price will not be less than approximately $7.52 due to claims of creditors or due to reservation of funds to pay unknown creditors or that there will not be delays in addition to those imposed by our duties to comply with Delaware General Corporate Law procedures and federal securities laws and regulations.”
The reference to “certain circumstances” has been removed, as has the reference to “debts and obligations to prospective target businesses” as the only circumstances for which Messrs. Simanson and Zalman will be responsible have been specified, namely, any vendor or service provider that is owed money by the corporation. We have considered the request to include a description of the vendors and service providers that could bring claims; however, we believe that the terms “vendors and service providers” is generally understood by the investing public. Further, inasmuch as the intent is that Messrs. Simanson and Zalman be responsible for all such vendor or service provider claims, we do not believe that a list of possible vendors or service providers would be helpful to an investor and could be interpreted by investors as a limitation of the responsibility of such persons. Therefore, we have not provided such a list.

3.	We note the disclosure throughout your registration statement that in the event of liquidation, all holders of common stock sold in this offering will be entitled to receive their portion of the amount held in trust ($7.52 per unit). Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of full indemnification obligations by Messrs. Simanson and Zalman and the potential effect of Section 281(b) of Delaware General Corporation Law.

We have revised the disclosure in the risk factors and elsewhere to indicate that the $7.52 is the amount deposited in the trust and that holders of common stock sold in the offering will be entitled to receive distributions pursuant to the Company’s plan of distribution in an amount equal to the $7.52 per share initially deposited in the trust fund, plus any interest not released to the company, net of taxes payable on income from the funds in the trust account, plus any of the company’s net assets remaining after payment of known claims and obligations, less amounts reserved by the company to pay known claims and funds reserved to pay other claims.

The Company believes the most likely scenario if it is unable to consummate a business combination within the prescribed time period is that investors will receive their $7.52 per share plus interest, net of taxes. The Company believes that a reduction of the funds held in trust from the $7.52 per share to be a remote possibility, because of the limited nature of the Company’s business prior to consummation of a business combination and the intended indemnification for the most likely claims against the Company’s assets. However, we believe that the revisions to the disclosure adequately alert investors that funds may be used to pay claims or reserved to pay claims.
Summary
4.	We note the disclosure on page 31 that “[o]ur search for a target company will be limited to the United States with a primary focus on the Mid-Atlantic region.” Please revise the summary to include disclosure regarding the focus on the Mid-Atlantic region.

We have added the following sentence to the prospectus summary on page 1 as requested:
“Our search for a target company will be limited to the United States with a primary focus on the Mid-Atlantic region.”
Risk Factors. page 9
5.	In the risk factor on page 10, under the subheading “If third parties bring claims against us ....,” we note the statement that “[i]f we are unable to complete a business combination and are forced to liquidate, Mr. Simanson, our president, and Mr. David Zalman, a stockholder, will be personally liable under certain circumstances to ensure that the proceeds in the trust fund are not reduced by the claims of various vendors or service providers that are owed money by us for services rendered or products sold to us.” Please reconcile this statement with other disclosure in the risk factor that “they will not be personally liable to pay debts and obligations to prospective target businesses if a business combination in not consummated with such prospective target businesses, or for claims from any other entity other than vendors covered by our agreement with Mr. Simanson and Mr. Zalman.” It is unclear from the agreement which claims from vendors or service providers Messrs. Simanson and Zalman would be personally liable and, thus, the disclosure in the risk factor is confusing that Messrs. Simanson and Zalman will ensure that the proceeds in the trust fund are not reduced by claims of various vendors or service providers. Please revise accordingly.

The risk factor has been revised as requested. The text is included in response to Comment 2 above.
Management page 50
6.	We note your response to our prior comment 5 that “[a]s disclosed in Mr. Walz’s biographical information on page 51, Mr. Walz left the employ of ABN AMBRO in January 2006.” We were unable to find this disclosure in the prospectus. Please revise the management section to include the dates of employment.

We have revised Mr. Walz’s biographical information to clarify the term of his employment with ABN AMRO as requested.
Note 3. Proposed Public Offering, page F-9
7.	Refer to comment 7 of our previous letter. Your disclosure on page F-10 refers to the “average volatility of such index.” Please clarify whether the estimated volatility of 24% was calculated from the average volatilities of the similar public companies as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. Also, explain why you used the “latest fiscal year’s volatility” rather than calculating volatility for the representative companies using the five-year period through the balance sheet date or other date, to the extent of the companies’ operating histories. Please tell us the reasons that companies with market capitalizations up to $250 million are believed to be representative and explain why you believe weighting your calculation in favor of the larger companies provides a better estimate of your expected volatility than a simple average. Also, tell us whether you calculated volatility using daily historical prices or some other interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility. Please expand the discussion of the option in MD&A to disclose your basis for the estimate of expected volatility.

We have clarified the disclosure and revised the calculations using the average volatility rather than a weighted average volatility. We have expanded the discussion of the option in the MD&A section to disclose the basis for the estimate of expected volatility as requested. The revised language in the MD&A is as follows:
     “The Company has agreed to sell to I-Bankers Securities, Inc., Maxim Group LLC and Legend Merchant Group, Inc., or their designees, for $100, an option to purchase up to 525,000 units (7% of the units offered) in the aggregate. The units issuable upon exercise of this option are identical to those offered in this Proposed Offering, except that each of the warrants underlying this option entitles the holder to purchase one share of our common stock at a price of $7.50. This option is exercisable at $10.00 per unit commencing on the later of the consummation of a business combination or one year from the date of the prospectus. This option expires five years from the date of this prospectus. In lieu of the payment of the exercise price, this option may be converted into units on a net-share settlement or cashless exercise basis to the extent that the market value of the units at the time of conversion exceeds the exercise price of this option. This option may only be exercised or converted by the option holder and cannot be redeemed by us for cash.
     “The sale of this option to the representatives of the underwriters is expected to be accounted for as an equity transaction in accordance with Emerging Issues Task Force No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock, and therefore would be measured at its fair value on the date of the sale in accordance with Statements of Financial Accounting Standards No. 123 (revised 2004), Share-based Payment, which would result in an increase in our cash position and shareholders’ equity by the $100 proceeds from the sale. We have determined based upon a trinomial model that the estimated fair value of the option on the date of sale would be approximately $1.7490 per unit or an aggregate of $918,225 assuming an expected life of five years, volatility of 22.1966% and a risk-free interest rate of 4.929%. Although we used an expected life of five years, if we do not consummate a business combination within the prescribed time period and liquidate, this option would become worthless. Given that the parameters used in the computation of the fair value of this option change over time, the actual fair value of this option on the date of sale is expected to be different from the estimated fair value computed above.
     “Because we do not have a trading history, we estimated the potential volatility of our common stock using the average volatility of ten publicly traded banking institutions with market capitalizations ranging from $64 million to $288 million with an average of $149 million. We believe that the average volatility of these representative institutions is a reasonable benchmark to use in estimating the expected volatility of our common stock after consummation of a business combination, because these sample institutions are operating banks or bank holding companies that are similar in size to our target business acquisitions. The volatility calculation of 22.1966% was derived using the volatility of representative banks. This calculation used the monthly weighted average of the daily closing prices for the five year period ended April 30, 2006. Using a higher volatility would have the effect of increasing the implied value of this option.”
     A schedule listing the representative companies is attached as requested.

     If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (202) 466-9151.
Yours very truly,

Kathleen L. Cerveny

Enclosures

cc:	Gary A. Simanson
Phillip J. Kushner, Esq.